                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2003

                                 ALLSTREAM INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    / /                  Form 40-F    /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes    / /                         No    /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Allstream Inc.
                                   (Registrant)


Date: June 18, 2003               By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                  ALLSTREAM CHOSEN AS NEW NAME FOR AT&T CANADA

     - ALLSTREAM IS A LEADING COMMUNICATION SOLUTIONS PROVIDER COMMITTED TO BEING AN INNOVATIVE AND AGILE PARTNER FOR CUSTOMERS -

   - ALLSTREAM COLLABORATES WITH CUSTOMERS TO DELIVER BUSINESS SOLUTIONS THAT
                      HELP THEM COMPETE MORE EFFECTIVELY -

    - ALLSTREAM MOVES FORWARD WITH STRATEGY FOCUSED ON PROFITABLE GROWTH -


(TORONTO, ONT.) - JUNE 18, 2003 - AT&T Canada Inc. (TSX: TEL.A, TEL.B; NASDAQ:
ATTC, ATTCZ) today announced a new chapter in its evolution: AT&T Canada has become Allstream Inc., a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services.

"Today marks a significant milestone for our Company. Changing our name to Allstream signifies our position as a fully independent leading communication solutions provider," said John McLennan, Vice Chairman and Chief Executive Officer, Allstream. "Allstream embodies who we are as a company and how we will deliver on commitments. Our heritage in Canada spans 150 years and this change represents the next important step in the evolution of our Company."

"As Allstream, we are an established and energized company that is financially and operationally strong and that has proven business momentum," said McLennan. "We have significantly improved our operating and capital efficiency, we continue to make incremental gains in pursuit of a balanced regulatory framework, and we established a sustainable capital structure. In April, we successfully emerged from our capital restructuring process with no long-term debt, positive cash flow and positive net income. And our first quarter results confirm we are executing on our business plan."

"We will continue to strengthen our business and enhance our competitive advantages. Going forward as Allstream, we are well positioned to grow profitably as a highly competitive leading communication solutions provider in the telecom and IT marketplace," added McLennan.

THE ALLSTREAM BRAND
Allstream is about complete solutions. The name, Allstream, embodies how we deliver leading communication solutions by demonstrating collaboration, responsiveness and flexibility with all stakeholders. The value of what Allstream delivers is beyond just data and voice - it supports the value of what our customers create for their business.

The ellipse symbol represents the collaboration and continuous connection between Allstream and our customers and the way we work with them - forward focused and nimble. The overall treatment of the logo has two elements: the movement of the lettering conveys a sense of agility and momentum. The complementary colours in the ellipse represent synergy and collaboration. The warm grey colour of our logo conveys both stability and approachability, while the orange and blue colours reflect our vibrancy, energy and customer friendliness.

"Our new corporate brand is about more than changing our name and logo," said John MacDonald, President and Chief Operating Officer, Allstream. "It's about establishing a new corporate identity that reflects who we are and what we stand for in the eyes of our customers, employees and other stakeholders. We are a leading communication solutions provider committed to being innovative, responsive and agile, and we will collaborate with our customers to deliver business solutions that meet their unique needs to help them compete more effectively."

"Allstream is an established business that has a tremendous platform upon which to build," added MacDonald. "Going forward as Allstream, we have an aggressive strategy that focuses on customer service excellence, responsiveness and agility. Our nimbleness and ability to collaborate with customers to offer innovative business solutions that meet their unique needs are major competitive advantages for us. Combine that with our world-class portfolio of Connectivity, Infrastructure Management and IT Services, and we will continue to be a formidable force in the marketplace."

"We have an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and we provide international connections through strategic partnerships and interconnection agreements with other international service providers," said MacDonald.

 "We enjoy significant competitive advantages as Allstream. We are committed to building on our momentum and strengthening our position as a leading competitor in every major market across Canada by:

     o    Growing our sizeable list of loyal and blue chip customers;
     o    Focusing on customer service excellence;
     o    Collaborating with customers to deliver innovative business solutions;
          and
     o Building on our sophisticated portfolio of Connectivity, Infrastructure Management and IT Services."

"As previously stated, we will continue working with AT&T Corp., one of our most important customers and suppliers, and we also have the flexibility to expand our reach by partnering with new international suppliers. We remain focused on servicing Canadian-based multinational companies with global networking requirements and we will also continue to support U.S.-based multinationals with networking requirements in Canada," said MacDonald.

As part of the company's transition to the Allstream name, Allstream will continue to communicate that it is formerly known as AT&T Canada until no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet addresses until no later than June 30, 2004.

MONTAGE.DMC eBusiness Services, a division of AT&T Canada, is adopting the new brand name and will be known as Allstream IT Services. As one of the most respected information technology firms focused on enterprise application development and integration, Allstream IT Services will maintain its operational autonomy.

Starting on June 26, 2003, Allstream's shares will trade under the symbols ALR.A and ALR.B on the Toronto Stock Exchange, and ALLSA and ALLSB on the Nasdaq National Market System. Until then, Allstream will continue to trade under its current trading symbols.

"We are tremendously excited about our prospects as Allstream," said McLennan. "We have a team of highly-motivated employees, a strong management team and Board, a solid financial foundation, a world class product portfolio, a loyal customer base that wants us to succeed, and strategic relationships with suppliers and partners."

"Going forward as Allstream, we have never been better positioned to grow profitably and to build the value of this business for shareholders and all of our stakeholders," concluded McLennan. "We are confident that we can deepen our competitive position in the Canadian marketplace as a leading communication solutions provider that is committed to being an innovative and agile partner."

ABOUT ALLSTREAM

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has more than 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols TEL.A and TEL.B, and the NASDAQ National Market System under the symbols ATTC and ATTCZ. Visit Allstream's website, www.allstream.com for more information about the company.
-----------------

NOTE TO INVESTORS
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                      -30-

B-ROLL FOOTAGE AVAILABLE:
DATE OF FEED:     Wednesday, June 18, 2003
TIME OF FEED:     14:00 -- 14:30 (ET)
CO-ORDINATES:     ANIK E2, C-Band, Transponder 6B, Audio 6.2 and 6.8, Downlink
                  Frequency 3940  Vertical

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:
May Chong, Allstream
416-345-2342, may.chong@allstream.com
              -----------------------

Carol Panasiuk
416-924-5700

Shauna MacDonald
403-266-4710

INVESTORS AND ANALYSTS:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
                               -----------------------------
Dan Coombes, 416-345-2326, dan.coombes@allstream.com
                           -------------------------


                                       4